EXHIBIT 99.1

TRX Gold To Deliver Mill Expansion On Time and On Budget

Q4 and Full Year Results Fund Buckreef Gold Development and Growth

TORONTO, Sept. 12, 2022 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) is pleased to report preliminary Q4 and full year 2022 gold production and an update on the status of the 1,000+ tonne per day (“tpd”) oxide mill expansion at Buckreef Gold.

The Company reported Q4 2022 production of 3,619 ounces of gold, exceeding previous production guidance of 750-800 ounces of gold per month, as well as preliminary Q4 2022 sales of 3,363 ounces of gold, both new records for the Company. On a full year 2022 basis, the Company reported production of 8,874 ounces of gold and sales of 8,598 ounces of gold.

The average market price for gold in Q4 2022 (June – August 2022) was US$1,778 per ounce and on a full year 2022 basis (September 2021 – August 2022) was US$1,825 per ounce.

Preliminary Q4 2022 gold production was higher than Q3 2022 due to processing of higher-grade ore and increased throughput at the 360 tonne per day (“tpd”) processing plant which operated at full design capacity throughout the quarter.

The Company is also pleased to provide an update on the advancement of construction for the 1,000+ tpd oxide mill expansion at its Buckreef Gold Project, which continues to advance on time and on budget. To date, staged commissioning of the 1,000+ tpd mill has commenced and the two new ball mills and new crushed ore bin have been ‘dry commissioned’ (i.e. the ball mills are connected and turning). Secondly, the new crushed ore bin is operational and feeding the existing ball mill, while also ready to feed the two new ball mills. The Company remains on track to complete full commissioning of the 1,000+ tpd processing within the next few weeks.

Image: Buckreef Gold Oxide Mill Expansion nearing completion to 1,000+ tpd.

This planned mill expansion at the Buckreef Gold Project, was first announced on October 28, 2021―less than 12 months ago―at a capital cost of US$4 million, which remains on budget. Earthworks began in April of this year, and with the hard work of TRX Gold’s local work force, local suppliers and consulting experts, the Company has been able to curb any possible budget overruns and overcome supply chain issues affecting so many miners waiting on equipment and materials. Moreover, work has progressed without any lost time from injury or any adverse impact on the environment.

“We are currently in the midst of completing construction, and will begin full commissioning imminently, as forecasted to the market. The month or so following commissioning will be spent ramping up throughput. We expect to hit a steady state of production of 1,000 tpd during November. I couldn’t be more pleased with our team in Tanzania. Once again, they’ve allowed us to demonstrate to the market that Buckreef is a low-risk, growth-oriented project, with great metallurgy and high returns”, explains Andrew Cheatle, TRX Gold COO.

This is the second mill capacity upgrade that TRX has undertaken over the last 12 months. The Company recently commissioned a first oxide mill expansion to 360 tpd in February of 2022, and as a result of this, announced a milestone quarter of gold production and financial results on July 14, whereby amongst other items, TRX recorded a gross margin of 73%.

“The next few months will be an exciting time for TRX shareholders, as we continue to ramp up gold production at Buckreef. As this expansion uses the same equipment as the first (expansion) and we are processing the same oxide ore with great recovery rates, we expect the financial metrics to continue to be very interesting”, states Stephen Mullowney, CEO of TRX Gold.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements
This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to production at anticipated levels, expansion and construction of its 1,000+ tpd mill expansion, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml .

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/c581eb1c-2d72-4fcf-a52e-7bc6d6f9f91b